SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                      TTI Industries, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           873051 10 6
                         (CUSIP Number)

                        October 29, 1999
     (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)  Name of Reporting Person          Speed Release Lock Company

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [X]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                447,576
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           447,576
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                             447,576
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.9%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------

(1)  Name of Reporting Person                   Steve D. Bedowitz

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [X]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              447,576
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         447,576
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                             447,576
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.9%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

Item 1(a) Name of Issuer:

               Terminator Technologies, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          3838 Oak Lawn, Suite 1000
          Dallas, Texas  75219

Item 2(a) Name of Person Filing:

               Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement on Schedule 13G is filed jointly by Speed Release Lock Company ("Speed") and Steve D. Bedowitz ("Bedowitz"). Speed and Bedowitz are collectively referred to herein as the "Reporting Persons." The Reporting Persons have included as Appendix A to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          The address of the Principal Business Office of each of Speed and Bedowitz is 2444 Walnut Ridge, Dallas, Texas
          75229.

Item 2(c) Citizenship:

               Speed is a Texas corporation. Steve D. Bedowitz is a U.S. citizen, resident of the State of Texas.

Item 2(d) Title of Class of Securities:

               Common Stock, $.01 par value per share (the
          "Common Stock") of the Issuer.

Item 2(e) CUSIP Number:

          873051 10 6

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:

Speed
-----

     (a)  Amount Beneficially Owned:  447,576

     (b)  Percent of Class: 9.9%

     (c)  Number of Shares as to which such person has:

           (i)  sole power to vote or to direct the
                vote:  447,576

          (ii)  shared power to vote or to direct the vote:  0

         (iii)  sole power to dispose or to direct the
                 disposition of:  447,576

          (iv)  shared power to dispose or to direct the disposition of:  0

Bedowitz
--------

     (a)  Amount Beneficially Owned:  447,576

     (b)  Percent of Class: 9.9%

     (c)  Number of Shares as to which such person has:

           (i)   sole power to vote or to direct the
                  vote:  0

          (ii)   shared power to vote or to direct the vote:  447,576

         (iii)   sole power to dispose or to direct the
                  disposition of:  0

          (iv)   shared power to dispose or to direct the disposition
                  of:  447,576

Item 5.   Ownership of 5% or less of a Class:

          Not Applicable.

Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certifications:

     By signing below, the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Date:  November 1, 1999

                         SPEED RELEASE LOCK COMPANY


                         By:   /s/ STEVE D. BEDOWITZ
                            ------------------------------------
                         Name:    Steve D. Bedowitz
                              ----------------------------------
                         Title:    President
                               ---------------------------------

                            /s/ STEVE D. BEDOWITZ
                         ---------------------------------------
                         STEVE D. BEDOWITZ



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001)

                                                       Appendix A
                                                       ----------

                     JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13G (including amendments thereto) with respect to the Common Stock of TTI Industries, Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 30th day of October, 1999.


                              SPEED RELEASE LOCK COMPANY


                              By:  /s/ STEVE D. BEDOWITZ
                                 --------------------------------
                              Name:    Steve D. Bedowitz
                                   ------------------------------
                              Title:    President
                                    -----------------------------


                                 /s/ STEVE D. BEDOWITZ
                              -----------------------------------
                              Steve D. Bedowitz